John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS  66211
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

October 6, 2017

Ms. Deborah O'Neal-Johnson
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	360 Funds (the "Trust") (File Nos. 811-21726 and 333-123290)

Dear Ms. O'Neal-Johnson and Ms. Fettig:

On June 23, 2017, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 77 under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 78 under the Investment Company Act of 1940, as amended (collectively, the "Amendment") to the Trust's registration statement relating to the Crow Point Defined Risk Global Equity Income Fund (the "Fund). The Amendment was filed for the purpose of adding the Fund as a series portfolio of the Trust. The Fund is being reorganized from a series of Northern Lights Fund Trust II into the Trust and a Form N-14 was filed relating to this reorganization on July 31, 2017 (the "N-14 Filing").

You recently provided both accounting and legal comments to us relating to the Amendment. This letter responds to those comments and they are set out separately below. For your convenience and reference, we have summarized your comments in this letter and provided the Trust's response below each such comment. Contemporaneously, with this letter, which we are submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the "B-Filing"). The B-Filing is being made for the purpose of incorporating modifications to the Fund's prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Accounting Comments

1.	Comment: Please confirm that the Trust will not sell shares of the Fund until the closing of the reorganization occurs.

Response: The Trust confirms that no shares of the Fund will be sold prior to the closing of the reorganization.

2.
Comment: Please review and revise the terms of the expense limitation agreement disclosure. Please confirm that the Fund may only make repayments to the adviser if such repayment does not cause the Fund's expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the Fund's current expense cap.

Ms. Deborah O’Neal-Johnson
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
October 6, 2017

Response: The Trust confirms that the Fund will only make repayments to the adviser if such repayment does not cause the Fund's expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the Fund's current expense cap.

2.
Comment: Please review and revise the terms of the expense limitation agreement disclosure. The Fund may only make repayments to the adviser if such repayment does not cause the fund's expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the fund's current expense cap.

3.	Comment: Please review the first page of the SAI for the Fund as it does not seem to incorporate by reference the Fund's annual report.

Response: The Trust has revised the disclosure as you have requested.

4.
Comment: Please advise if there will be a change in accountant for the Fund from the predecessor fund. If so, please confirm that the Trust will include the required change in accountant disclosure in the Fund's next annual or semi-annual report. The Staff reminds the Trust that while this reorganization is a "shell" reorganization, the Staff considers there to be a change in accountant if the predecessor fund utilized the services of one accounting firm and the new fund following the reorganization will utilize the services of a different accounting firm.

Response: The Fund will have a new accountant following the reorganization – BBD, LLP. This change in auditor is part of an effort of the Trust to make uniform the three funds that are part of this conversion. Currently, the fund shave two different auditors. BBD currently audits one of the other funds that is part of this conversion. The administrator of the Trust has confirmed to the Trust that it will include the appropriate change in accountant disclosure in the Fund's next annual or semi-annual report.

5.	Comment: Please include the May 30, 2017 financials for this Fund.

Response: The Trust will add the May 30, 2017 financials to the Amendment.

6.	Comment: Please confirm that the fee estimates presented in the fee table will be consistent with the pro form fee estimates contained in the N-14 Filing.

Response: The Trust confirms that the fee estimates presented in the fee table will be consistent with the pro form fee estimates contained in the N-14 Filing.

Ms. Deborah O’Neal-Johnson
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
October 6, 2017

Legal Comments

Summary Prospectus – Principal Investment Strategy of the Fund

7.	Comment: The Staff notes that the Fund may invest in convertible debt securities. Please confirm that these convertibles are "in the money" if they are included in the Fund's 80% test.

Response: The Trust has confirmed with the Adviser that the convertibles are "in the money" if they are included in the Fund's 80% test.

Principal Risks of Investing in the Fund

8.	Comment: Please distinguish in the "Options Risk" disclosure listed versus over-the-counter options.

Response: The Trust has revised the disclosure as you have requested.

9.	Comment: Please add to the disclosure in "High-Yield or 'Junk' Security Risk" the speculative nature of junk bonds.

Response: The Trust has revised the disclosure as you have requested.

10.	Comment: Please provide the 2016 performance information.

Response: The performance information through 2016 is presented in the Attachment.

* * * * * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

Ms. Deborah O’Neal-Johnson
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
October 6, 2017

ATTACHMENT

Performance. The Fund was reorganized on October 6, 2017 from a series of Northern Lights Fund Trust II, a Delaware statutory trust (the "Predecessor Fund"), to a series of 360 Funds, a Delaware statutory trust (the "Reorganization"). While the Fund is substantially similar to the Predecessor Fund and theoretically would have invested in the same portfolio of securities, the Fund's performance may be different than the performance of the Predecessor Fund due to, among other things, differences in fees and expenses.

The bar chart and performance table below show the variability of the Predecessor Fund's returns, which is some indication of the risks of investing in the Fund. The bar chart shows performance of the Predecessor Fund's Class A shares for each full calendar year since the Predecessor Fund's inception. The sales charge is not reflected in the bar chart, and if it were, returns would be less than those shown. The Average Annual Total Returns table shows how the Fund's average annual returns compare with those of a broad measure of market performance. The sales charge is reflected in the table, and if it was not included, the return would be more than that shown. You should be aware that the Predecessor Fund's past performance (before and after taxes) may not be an indication of how the Fund will perform in the future. Updated performance information will be available at no cost by calling (877) 244-6235.

Class A Shares1

Calendar Year Returns as of December 31

[1]	The returns shown in the bar chart are for Class A shares. The performance of Class I shares will differ due to differences in expenses.

The calendar year-to-date return for the Fund's Class A shares as of June 30, 2017 was 3.55%.

During the period shown in the bar chart, the best performance for a quarter was 2.31% (for the quarter ended June 30, 2014). The worst performance was -5.40% (for the quarter ended September 30, 2015).

Ms. Deborah O’Neal-Johnson
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
October 6, 2017

Average Annual Total Returns for the periods ended December 31, 2016

	One Year	Life of Fund
Class A Shares
Return Before Taxes	-0.13%	-0.52%*
Return After Taxes on Distributions	-0.64%	-1.52%
Return After Taxes on Distributions and Sale of Fund Shares	0.34%	-0.49%
Class I shares
Return Before Taxes	2.46%	-0.11%**
S&P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)	11.96%	15.45%
Barclays Capital U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	2.65%	1.86%

*	Class A shares of the Crow Point Defined Risk Global Equity Income Fund commenced operations on June 1, 2012.

**	Class I shares of the Crow Point Defined Risk Global Equity Income Fund commenced operations on April 10, 2013.

After-tax returns are based on the highest historical individual federal marginal income tax rates, and do not reflect the impact of state and local taxes; actual after-tax returns depend on an individual investor's tax situation and may differ from those shown. If you own shares of the Fund in a tax-deferred account, such as an individual retirement account or a 401(k) plan, this information is not applicable to your investment. A higher after-tax return results when a capital loss occurs upon redemption and translates into an assumed tax deduction that benefits the shareholder. After tax returns are shown for only Class A Shares. After tax returns for Class I shares will vary.

The S&P 500 Total Return Index is an unmanaged market capitalization weighted index of 500 of the largest capitalized U.S. domiciled companies. Index returns assume reinvestment of dividends. Investors may not invest in the indexes directly; unlike the Fund's returns, the indexes do not reflect any fees or expenses.

The Barclays Capital U.S. Aggregate Bond Index measures the performance of the U.S. investment grade bond market. The index invests in a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States – including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities, all with maturities of more than one year.

Current performance of the Fund may be lower or higher than the performance quoted above. Updated performance information may be obtained by calling (877) 244-6235.